MORGAN STANLEY ETF-MAP INDEX SUPPLEMENT (To Prospectus dated November 21, 2011)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-178081
GLOBAL MEDIUM-TERM SECURITIES, SERIES F Senior Securities Morgan Stanley ETF-MAP Index Information
MORGAN STANLEY
October 11, 2013

Table of Contents

Summary of the Morgan Stanley ETF-MAP Index	IS-3
Risk Factors	IS-10
Description of Index Methodology	IS-14

We, Morgan Stanley, may from time to time offer and sell securities linked to the Morgan Stanley ETF-MAP Index (the “Index”) or to a weighted basket of components that includes the Index.  This index supplement describes the Index to which the securities may be linked, as well as related matters concerning the fact that an affiliate of Morgan Stanley is both the sponsor and publisher of the Index.  Additional terms that will generally apply to the securities are described in the accompanying product supplement or preliminary pricing supplement.

This index supplement supplements the terms described in the accompanying product supplement or preliminary pricing supplement and the accompanying prospectus.  Separate preliminary terms or a separate pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the description of the Index specified below.  If the terms described in the relevant preliminary terms or pricing supplement are inconsistent with those described herein or in any accompanying product supplement or the accompanying prospectus, the terms described in the relevant preliminary terms or pricing supplement will control.  In addition, if this index supplement and any accompanying product supplement contains information relating to the Index to which the securities are linked, the information contained in the document with the most recent date will control.

Summary of the Morgan Stanley ETF-MAP Index

The Morgan Stanley ETF-MAP Index (the “Index”) has been developed by and is calculated, published and rebalanced by MS & Co. LLC.  ETF-MAP stands for “Exchange-Traded Fund – Multi-Asset Portfolio.”  The Index is a rules-based quantitative strategy (the “Index Methodology”) which uses modern portfolio theory principles and the related concept of efficient frontier to attempt to maximize returns for a given level of risk.  Its components consist of U.S.-listed exchange traded funds (“ETFs”) representing U.S. and non-U.S. equities, fixed income securities, commodities and cash (the “Index Components”).  The Index is calculated on an excess return basis, and therefore its level is determined by the weighted return of the optimized portfolio of Index Components (the “Asset Portfolio”) reduced by the return on an equivalent cash investment receiving the Federal Funds rate.

At each Monthly Rebalancing, the Index Methodology determines the optimal weightings of each component in the Asset Portfolio by analyzing historical returns and volatility for each Index Component and the historical correlation between each pair of components.  In particular, the Index

Methodology seeks to determine the Asset Portfolio that had the maximum historical return with 5% annualized volatility during the prior 60-business day period.  The exposure of the Index to each market sector and the weighting of each Index Component are subject to limits as outlined below.

In addition, there is a Daily Allocation, based on a 5% volatility target (the “Volatility Target”), between the Asset Portfolio and cash.1 Accordingly, the exposure to the Asset Portfolio will be monitored and adjusted so that it generally equals the Volatility Target divided by the Realized Volatility (as defined below) of the Asset Portfolio.  The amount of the reduction in the exposure to the Asset Portfolio will be allocated to cash.  The sum of allocations to the Asset Portfolio and cash will not exceed 100%.

A servicing cost of 0.50% per annum, calculated on a daily basis, and rebalancing costs of 0.03% per rebalance are deducted when calculating the performance of the Index.  The rebalancing costs will apply to all Monthly Rebalancings and Daily Allocations, but only to the non-cash portion of the Asset Portfolio that is actually rebalanced.

1  Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used by the market to assess the riskiness of the asset. There is no guarantee that the Index will achieve this Volatility Target level and the actual volatility of the Index shown in the retrospectively simulated historical data has often exceeded 5%. In addition, as the Index is long-only and will not use leverage, it may not be possible to achieve the Volatility Target during periods of very low volatility.

Key features of the Index include:

•	A rules-based, quantitative approach weights the Index Components to determine the Asset Portfolio with the maximum historical return with 5% volatility.

•	Liquid, price-transparent Index Components comprised entirely of U.S.-listed ETFs in U.S. and non-U.S. equities, fixed income securities, commodities, and cash.

•	A Daily Allocation based on a 5% Volatility Target attempts to reduce the impact of price fluctuations on the value of the Index and guard against market volatility.

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An Index Level that equals the weighted total return of the Asset Portfolio, including reinvested dividends, and cash and, because this is an “excess return” index, subtracts the return on an equivalent cash investment receiving the Federal Funds rate.

•	The Index Level is calculated daily by Morgan Stanley & Co. LLC (the “Calculation Agent”) and published on Bloomberg.

•	The Index is sponsored by Morgan Stanley & Co. LLC (the “Index Sponsor”).

Performance in the tables and graphs below is simulated from January 2, 2003 until March 11, 2012 and actual from March 12, 2012 (the inception date of the Index) onward.

Simulated and Actual Index Performance

The inception date for the Index was March 12, 2012.  The performance of the Index prior to March 12, 2012 is a hypothetical retrospective simulation calculated by Morgan Stanley & Co. LLC, using the same methodology as is currently employed for calculating the Index based on historical data.  A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation.  In addition, certain ETFs included in the Index Components existed for only a portion of the period for which Morgan Stanley & Co. LLC has calculated hypothetical retrospective values.  For any period during which data for one or more ETFs did not exist, the historical simulation is based on the value of each ETF’s benchmark index less the relevant ETF’s current expense ratio.  Therefore, information of the Index prior to March 12, 2012 is hypothetical only and does not reflect actual historical performance.  Investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to March 12, 2012.  Such data must be considered illustrative only.

You should not take the historical or hypothetical retrospective values of the Index as an indication of its future performance.

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page IS-5 “Use of Simulated Returns”.

Index Returns1
	1/2/2003- 9/30/2013	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	20131
Returns	7.5%	21.3%	9.7%	3.2%	14.5%	8.6%	-3.0%	4.7%	14.1%	11.6%	3.6%	-4.3%
Volatility (annualized)	5.7%	5.9%	5.6%	5.8%	5.3%	6.1%	5.6%	5.1%	5.6%	6.0%	5.2%	5.9%
Returns/Volatility	1.33	3.62	1.73	0.56	2.71	1.40	-0.53	0.92	2.51	1.94	0.69	-0.73
Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. 1 All returns except year-to-date 2013 returns are annualized.

Use of Simulated Returns

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between January 2, 2003 and March 11, 2012, prior to its actual existence.  The results obtained from such “back-testing” should not be considered indicative of the actual results that might be obtained from an investment in the Index.  The actual performance of the Index may vary significantly from the results obtained from back-testing.  Unlike an actual performance record, simulated results are achieved by means of the retroactive application of a back-tested model itself designed with the benefit of hindsight and knowledge of factors that may have possibly affected its performance. Morgan Stanley provides no assurance or guarantee that securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. In addition, results obtained from back-testing include hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of any expenses that an investor in any product, the return of which is linked to the performance of the Index, would have paid or actually paid and do not account for all financial risk that may affect the actual performance of any such investment. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this index supplement. Because certain ETFs included in the Index Components existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Wherever data for one or more ETFs did not exist, the simulation has included the value of each ETF’s benchmark index less the relevant current expense ratio. The purpose of this data substitution is to replicate as nearly as possible the returns that would have been expected had the ETF existed and tracked its relevant benchmark index.

Simulated and Actual Return, Risk and Allocation Data

Morgan Stanley ETF-MAP Index vs. Major Benchmark Indices

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page IS-5 “Use of Simulated Returns”.

Index Returns
	Morgan Stanley ETF-MAP Index	S&P 500 Index (Excess Return)	Barclays Aggregate Index (Excess Return)	MSCI World Index (Excess Return)	Dow Jones-UBS Commodity Index (Excess Return)
12 Month Return1	-4.72%	19.14%	-1.74%	20.84%	-14.33%
3 Year Return2 (Annualized)	4.97%	16.14%	2.76%	12.48%	-3.23%
5 Year Return3 (Annualized)	6.40%	9.86%	5.26%	8.44%	-5.40%
Full Period Return4 (Annualized)	7.54%	6.23%	2.92%	7.22%	1.09%
Full Period Volatility (Annualized)	5.65%	20.31%	3.86%	17.52%	18.41%
Full Period Sharpe Ratio	1.33	0.31	0.75	0.41	0.06
Maximum Yearly Drawdown5	-9.4%	-52.0%	-5.7%	-55.3%	-57.1%
1	Returns for the Index are from September 28, 2012 to September 30, 2013.
2	Returns for the Index are from September 30, 2010 to September 30, 2013 including simulated returns from September 30, 2010 to March 11, 2012 and actual returns thereafter.
3	Returns for the Index are from September 30, 2008 to September 30, 2013 including simulated returns from September 30, 2008 to March 11, 2012 and actual returns thereafter.
4	Returns for the Index are from January 2, 2003 to September 30, 2013 including simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter.
5	Maximum peak-to-trough decline over rolling 12-month periods.

The chart below illustrates the Index allocations among sectors during the period January 2003 through September 2013.  Data for the “cash” weighting represent that portion of the Asset Portfolio that is allocated to cash upon each Monthly Rebalance, and does not reflect the Daily Allocation feature.

Index Quarterly Asset Allocations

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page IS-5 “Use of Simulated Returns”.

The graph below compares the returns of the Index against the fixed-weight basket of the Index Components (the “Fixed Weight Basket”).  While the Index adjusts for both volatility and optimization, the “Fixed Weight Basket (ER)” represents the excess return of the Fixed Weight Basket over the return of an equal cash investment.  The Fixed Weight Basket has a static weight of each Index Component equal to its average weighting in the Asset Portfolio during the calculation period.

Index vs. Fixed-Weight Basket

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page IS-5 “Use of Simulated Returns”.

The chart below illustrates the “Sharpe Ratio”, based on annualized returns and annualized volatility, of the Index and each possible Index Component during the period January 2, 2003 to September 30, 2013.  The Sharpe Ratio is generally defined as the excess of the return on an asset over a risk-free return, reflecting the Federal Funds rate, divided by the volatility of the return on the asset.  In general, a higher Sharpe Ratio illustrates greater returns per each unit of risk assumed. In the chart, the Index and the “cash” Index Component are the only investment options whose Sharpe Ratio is greater than one.  There can be no guarantee that the returns, volatility or Sharpe Ratio of the Index or the Index Components will continue to demonstrate the relationships demonstrated below, and in the future the Sharpe Ratio of any or all of the Index Components may exceed the Sharpe Ratio of the Index.

Morgan Stanley ETF-MAP Index Sharpe Ratio vs. Individual Index Component Sharpe Ratio

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page IS-5 “Use of Simulated Returns”.

Risk Factors

The following is a non-exhaustive list of certain key risk factors related to the Index and for investors in securities linked to the Index.  For further discussion of these and other risks, you should read the relevant pricing supplement and prospectus or offering documents.  You should also consult with your investment, legal, tax, accounting and other advisors in connection with the Index and any instrument linked to the Index.

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Low Volatility in the Index Is Not Synonymous with Low Risk in an Investment Linked to the Index.  For example, even if the volatility of the Index was in line with the Volatility Target, the Index may decrease over time, which may result in a loss, and possibly a significant loss, on an investment linked to the Index.

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The Level of the Index Can Go Down As Well As Up.  For example, based on the retrospective simulation of the performance of the Index, the Index would have provided a negative return in 2008.  Please see “Simulated and Actual Index Performance” and “Simulated and Actual Return, Risk and Allocation Data” below.

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The Index’s Portfolio of Index Components Is Varied and Represents a Number of Different Asset Classes in a Number of Different Sectors.  Prospective investors should be experienced with respect to, and be able to evaluate and understand the risks of (either alone or with the investor’s investment, legal, tax, accounting and other advisors), transactions in investments the value of which is derived from different asset classes and sectors.

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The Index at Any Time May Be Composed of a Very Small Number of ETFs.  The components of the Asset Portfolio are varied and will be selected from the Index Components according to the Index Methodology.  Therefore, at any time, the Index may be composed of a very small number of ETFs and investors in instruments linked to the Index could be exposed to the risks associated with a concentrated investment in that small number of ETFs.

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The Value of the Index and Any Instrument Linked to the Index May Increase or Decrease Due to a Number of Factors, Many of Which Are Beyond Our Control.  The nature and weighting of the Index Components can vary significantly, and no assurance can be given as to the Index’s allocation to any Index Component at any time.

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While the Index Has a Volatility Target of 5%, There Can Be No Guarantee, Even If the Allocation to the Asset Portfolio is Adjusted As Frequently As Is Permitted (i.e., Daily), That the Realized Volatility of the Index Will Not be Less Than or Greater Than 5%.  In fact, the historical volatility of the Index, based on simulated returns, has generally been between 5% and 6%.

•	There Can Be No Assurance That the Actual Volatility of the Index Will Be Lower Than the Volatility of Any or All of the Index Components.

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The Volatility Target Feature of the Index May Dampen its Performance in Bullish Markets.  The Index is designed to achieve a Volatility Target of 5% regardless of the direction of price movements in the market.  Therefore, in bullish markets, if the Realized Volatility is higher than the Target Volatility, the adjustment to the Asset Portfolio through Monthly Rebalancing or Daily Allocation might dampen the performance of the Index.

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The Future Performance of the Index May Bear Little or No Relation to the Historical or Hypothetical Retrospective Performance of the Index.  Among other things, the trading prices of the Index Components and the dividends paid on the Index Components will impact the level and the volatility of the Index.  It is impossible to predict whether the level of the Index will rise or fall.

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The Index Was Established on March 12, 2012 and Therefore Has a Limited History.  The performances of the Index and some of the component data have been retrospectively simulated for the period from January 2, 2003 to March 11, 2012.  As such, performance for periods prior to the establishment of the Index has been retrospectively simulated by Morgan Stanley & Co. LLC on a hypothetical basis.  A retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation.  The methodology and the Index used for the calculation and retrospective simulation of the Index has been developed with the advantage of hindsight.  In reality, it is not possible to invest with the advantage of hindsight and therefore this historical performance is purely theoretical.  In addition, certain ETFs included in the Index Components existed for only a portion of the period for which Morgan Stanley & Co. LLC has calculated hypothetical retrospective values.  For any period during which data for one or more ETFs did not exist, the historical simulation is based on the value of each ETF’s benchmark index less the relevant ETF’s current expense ratio.  Investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to March 12, 2012.  Such data must be considered illustrative only.  The historical data may not reflect future performance and no assurance can be given as to the level of the Index at any time.

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As the Index Is New and Has Limited Actual Historical Performance, Any Investment in the Index May Involve Greater Risk Than an Investment in an Index With Longer Actual Historical Performance and a Proven Track Record.

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The Index is Calculated on an Excess Return Basis.  The level of the Index is calculated as the excess of the weighted return of the Asset Portfolio over an equivalent cash investment receiving the Federal Funds rate.  As a result, the level of the Index reflects a deduction of the Federal Funds rate that would apply to such a cash investment, and is less than the return on the weighted Asset Portfolio.  Changes in the Federal Funds rate will affect the value of the Index.  In particular, an increase in the Federal Funds rate will negatively affect the value of the Index.

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The Index Contains Embedded Costs.  As described in more detail under “Detailed Index Description” below, the Index contains an embedded servicing cost of 0.50% per annum, calculated on a daily basis, and rebalancing costs of 0.03% per rebalance.  The rebalancing costs will apply to Monthly Rebalancings and Daily Allocations, but only to the non-cash portion of the Asset Portfolio that is actually rebalanced.  Such costs are deducted when calculating the level of the Index and will thus reduce the return of the Index.

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An Investment in Instruments Linked to the Index Involves Risks Associated with Emerging Markets Equities and Bonds, Currency Exchange Rates and Commodities.  ETFs representing foreign equities (including emerging markets equities) can constitute up to 50% of the Index.  The Index can also consist of certain ETF representing emerging markets bonds.  Therefore, an investment in instruments linked to the Index involves risks associated with the securities markets in those foreign markets and emerging markets countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  In addition, because the price of an ETF representing foreign securities is generally related to the U.S. dollar value of securities underlying the index tracked by such ETF, an investment in instruments linked to the Index involves currency exchange rate risk with respect to each of the currencies in which such securities trade.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region.

In addition, potential Index components also include ETFs representing commodities and thus investors in instruments linked to the Index are exposed to risks associated with commodities.  Investments linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the prices of commodities and therefore of the Index and instruments linked to the Index, in varying and potentially inconsistent ways.

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Morgan Stanley & Co. LLC, Which Is a Subsidiary of Morgan Stanley, Is Both the Calculation Agent and the Index Sponsor.  Morgan Stanley & Co. LLC retains the final discretion as to the manner in which the Index is calculated and constructed.  Morgan Stanley &

Co. LLC may change the methodology of the Index or discontinue the publication of the Index without prior notice and such changes or discontinuance may affect the value of the Index.  Morgan Stanley & Co.’s calculations and determinations in relation to the Index shall be binding in the absence of manifest error.  In performing its duties as the Calculation Agent and the Index Sponsor, MS & Co. LLC may have interests adverse to the interests of an investor in an instrument linked to the Index, which may affect the value of the Index.

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Adjustments to the Index Could Adversely Affect the Value of Instruments Linked to the Index.  Morgan Stanley & Co. LLC, as the Calculation Agent and the Index Sponsor, can add, delete or substitute the Index Components, and can make other methodological changes required by certain events relating to the Index Components.  Any of these actions could adversely affect the value of instruments linked to the Index.  Morgan Stanley & Co. LLC may also discontinue or suspend calculation or publication of the Index at any time.  Morgan Stanley & Co. LLC could have an economic interest that is different than that of investors in instruments linked to the Index.

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Investing in Instruments Linked to the Index is not Equivalent to Investing in the Index.  Investing in instruments linked to the Index is not equivalent to investing in the Index or its component ETFs.  Investors in instruments linked to the Index will not have voting rights or rights to receive dividends or other distributions or any other right with respect to the component ETFs of the Index.

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Reliance on Information.  Unless otherwise stated, all calculations are based on information obtained from various publicly-available sources.  Morgan Stanley has relied on these sources and not independently verified the information extracted from these sources.  Morgan Stanley shall not be liable in any way for any calculations it performs in reliance on such information.  The information used to undertake the Monthly Rebalancing will be the most up-to-date information available.

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Research.  Morgan Stanley may issue research reports on securities that are, or may become, constituents of an Index Component or on an Index Component.  These reports are entirely independent of the Calculation Agent’s obligations hereunder.  Morgan Stanley will be under no obligation to make any adjustments to the Index or to reflect any change in outlook by Morgan Stanley Research.

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Conflicts of Interest.  Morgan Stanley and its affiliates may from time to time engage in transactions involving constituents of an Index Component or one of the Index Components for their proprietary accounts and/or for accounts of their clients, may act as market-maker in such constituents and/or be providing underwriting, banking, advisory or other services to the issuers of such constituents.  Such activities may not be for the benefit of the holders of investments related to the Index and may have a positive or negative effect on the value of the constituents or Index Components and consequently on the value of the Index.  In addition, Morgan Stanley and its affiliates may from time to time act in other capacities, such as the issuer of investments, advisor thereof, calculation agent or index sponsor.  Morgan Stanley and its affiliates may also issue derivative instruments in respect of such constituents or Index Components and the use of such derivatives may affect the value of the constituents or the Index.  In its role in relation to investments linked to the Index, Morgan Stanley or its affiliates may enter into hedging transactions in respect of the constituents or related instruments which may or may not affect the value of such constituents or Index Components.  In addition, the unwinding of such hedging transactions may also affect the value of such constituents or Index Components, which may in turn affect the value of the Index.  Such activities may present conflicts of interest which may affect the level of the Index.

•	The Index is the exclusive property of Morgan Stanley.

“Morgan Stanley ETF-MAP Index” is a Morgan Stanley proprietary index.  Any use of this Index or its name must be with the written consent of Morgan Stanley.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions.  In reaching a determination as to the appropriateness of any proposed transaction, you should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to your particular circumstances.  This index supplement contains market data from various sources other than Morgan Stanley and its affiliates, and, accordingly, neither Morgan Stanley nor any of its affiliates make any representation or warranty as to the market data’s accuracy or completeness.  All information is subject to change without notice.  Morgan Stanley and its affiliates may make a market or deal as principal in securities referencing the Index or in options, futures or other derivatives based thereon.  Any historical composite performance records included in this index supplement are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this index supplement.  No representation is being made that the Index will achieve a composite performance record similar to that shown.  In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

This material is not a product of Morgan Stanley Research Departments.  Investments in securities referencing the Index may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Morgan Stanley and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein.  Morgan Stanley is a member of FINRA, NYSE, and SIPC.  Clients should contact their salespersons at, and execute transactions through, a Morgan Stanley entity qualified in their home jurisdiction unless governing law permits otherwise.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”).  The Index is not sponsored, endorsed, sold, or promoted by BTC.  BTC makes no representations or warranties to the owners of the Index or any member of the public regarding the advisability of investing in any investment linked to the Index.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“PowerShares®” is a registered trademark of Invesco PowerShares Capital Management LLC (“Invesco PowerShares”).  The Index is not sponsored, endorsed, sold, or promoted by Invesco PowerShares or DB Commodity Services LLC (“DB Commodity Services”).  Invesco PowerShares and DB Commodity Services make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index.  Invesco PowerShares and DB Commodity Services have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

Market VectorsSM is a service mark Van Eck Associates Corporation (“Van Eck”).  The Index is not sponsored, endorsed, sold, or promoted by Van Eck.  Van Eck makes no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index.  Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“S&P®”, “S&P 500®” and “SPDR®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”).  The Index is not sponsored, endorsed, sold, or promoted by S&P or the SPDR® S&P MidCap 400® ETF Trust or the SPDR® Gold Trust (together, the “Trusts”).  S&P and the Trusts make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index.  S&P and the Trusts have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

Description of Index Methodology

This section outlines the key steps in constructing the Index, including the timing and methodology of the Index calculation and adjustment.  In general, the construction of the Asset Portfolio is based on the principles of modern portfolio theory and the efficient frontier.  The fundamental premise of modern portfolio theory is that the weighting of assets in an investment portfolio should be based not only on the individual risk and return characteristics of each asset but also on each asset’s relationship, in terms of correlation, volatility and return, to the other portfolio components.  The efficient frontier represents a set of portfolios constructed using modern portfolio theory concepts, each of which has a different risk and return profile.  An investor choosing a portfolio from the “efficient frontier” should, the theory says, be maximizing returns for the chosen level of risk.

Monthly on the Rebalancing Selection Date (including the initial Rebalancing Selection Date), the Index Methodology is applied to determine the Asset Portfolio that had the maximum historical return with 5% annualized volatility during the prior 60-business day period.  On the business day after the Rebalancing Selection Date (the “Rebalancing Date”), the weight of each Index Component is adjusted from its prior level and the new Asset Portfolio is formed.

Inputs to the Index Methodology include the historical returns and historical volatilities of each Index Component as well as the historical correlations between any two Index Components.  All levels are calculated on an annualized basis over the preceding 60-business day calculation window, with more recent data emphasized for volatility and correlation calculations.  The Index Methodology also applies pre-defined limits for Index Component weightings and sector exposures.

To calculate the Daily Allocation between the Asset Portfolio and cash, on each business day the Calculation Agent determines the realized volatility of the Asset Portfolio during the prior 30- and 90-day periods (the greater of which is the “Realized Volatility”).  If the Realized Volatility exceeds 5.5%, the allocation to the Asset Portfolio will be decreased, with the objective of reducing Index volatility, and if the Realized Volatility is below 5%, the allocation to the Asset Portfolio may be increased.  In each case, the Asset Portfolio allocation will generally equal the Volatility Target divided by the Realized Volatility, subject to a maximum of 100%.  For example, if the Realized Volatility is 7.5%, the allocation to the Asset Portfolio will equal the 5% Volatility Target divided by the 7.5% Realized Volatility, or 66.67%.  Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used to express the riskiness of the asset.  Note, however, that volatility does not identify the direction of the asset’s price movement.

Because the Realized Volatility metric used to determine exposure to the Asset Portfolio is the greater of 30- and 90-day volatility, Realized Volatility will increase more quickly when daily volatility increases, and Index exposure to the Asset Portfolio will be correspondingly reduced.  Conversely, Realized Volatility will decrease more slowly when daily volatility decreases, resulting in a more gradual increase in allocations to the Asset Portfolio.

The Daily Allocations will only seek to adjust the volatility of the Index and will not attempt to optimize the asset allocations within the Asset Portfolio.  Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

Index Rules

•	The maximum asset weightings on each Rebalancing Date for each market sector and for each Index Component within a given market sector are specified in the table below.

•	Asset weightings will not be rebalanced between Rebalancing Dates due to changes in market value of Index Components.

•	If between Rebalancing Dates the Realized Volatility exceeds 5.5% or falls below 5%, the allocation to the Asset Portfolio may be adjusted pursuant to the Daily Allocation as described above.

•	The allocation to the Asset Portfolio will equal the Volatility Target divided by the observed historical volatility, subject to a maximum of 100%.

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The sum of allocations to the Asset Portfolio and cash will not exceed 100%.  Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

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The Index Level is calculated on an excess return basis and is determined by the weighted return of the Asset Portfolio reduced by the return on an equivalent cash investment receiving the Federal Funds rate.

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A servicing cost of 0.50% per annum, calculated on a daily basis, and rebalancing costs of 0.03% per rebalance are deducted when calculating the Index Level.  The rebalancing costs will apply to Monthly Rebalancings and Daily Allocations, but only to the non-cash portion of the Asset Portfolio that is actually rebalanced.  Simulated and actual rebalancing costs between January 2, 2003 and September 30, 2013 have averaged approximately 0.36% per annum and the total costs that would have been deducted from the Index, comprising the sum of servicing and rebalancing costs, would have averaged approximately 0.86% per annum during this period.  These servicing and rebalancing costs are based on the simulated Index performance, as described above, and were calculated in the same manner as the current Index Methodology.  The actual servicing and rebalancing costs applicable to the Index in the future will vary and may be less than or greater than these simulated costs.

Index Components

The potential Index Components that can be included in the Index at any time and the maximum asset weightings on each Rebalancing Date for each market sector and for each Index Component within a given market sector are specified in the table below.

SECTOR AND MAXIMUM WEIGHT	ASSET CLASS	INDEX COMPONENTS	MAXIMUM ASSET WEIGHT
Cash 100%	Cash	Federal Funds Effective Rate	100%
Foreign Equity 50%	Developed Market Equities	iShares MSCI EAFE Index Fund	25%
	Emerging Market Equities	iShares MSCI Brazil Index Fund	20%
	Emerging Market Equities	iShares FTSE China 25 Index Fund	20%
	Emerging Market Equities	Market Vectors Russia ETF	20%
	Emerging Market Equities	WisdomTree India Earnings Fund	15%
	Emerging Market Equities	iShares MSCI South Korea Index Fund	15%
	Emerging Market Equities	iShares MSCI Taiwan Index Fund	15%
US Equity 30%	US Mid Cap	SPDR S&P MidCap 400 ETF Trust	30%
	US Small Cap	iShares Russell 2000 Index Fund	30%
	US Large Cap	iShares S&P 100 Index Fund	30%
Bonds 75%	Treasuries	iShares Barclays 20+ Year Treasury Bond Fund	50%
	High Yield Bonds	iShares iBOXX High Yield Corporate Bond Fund	50%
	Investment Grade Bonds	iShares iBOXX Investment Grade Corporate Bond Fund	50%
	Emerging Markets Bonds	iShares JP Morgan USD Emerging Markets Bond Fund	20%
Alternative Investments 50%	Gold	SPDR Gold Trust	30%
	Agriculture Related	Market Vectors Agribusiness ETF	15%
	Broad Commodities	PowerShares DB Commodity Index Tracking Fund	30%
	Real Estate	iShares Dow Jones U.S. Real Estate Index Fund	20%

© 2013 Morgan Stanley